SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 11, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Sandoz launches first generic version of Prograf® capsules

•                  Sandoz is first company to receive US approval to market generic tacrolimus

•                  US sales of Prograf® were USD 929 million annually through April 2009

•                  Tacrolimus launch demonstrates Sandoz commitment to increasing access for transplant patients to cost-saving treatment options

Holzkirchen, August 11, 2009 — Sandoz today announced the introduction of tacrolimus capsules, a generic equivalent of Prograf®, in the US. Tacrolimus is an immunosuppressive treatment used to help prevent rejection of a kidney or liver transplant.

Sandoz is the first and only company to launch generic tacrolimus in the US, delivering on its strategy of being first-to-market with key products. With the introduction of tacrolimus, Sandoz is expanding patient access to cost-saving transplant treatment options in the US.

“Tacrolimus is an important new product for Sandoz, further strengthening our diverse portfolio of affordable medicines in the key US market,” said Jeff George, CEO of Sandoz.

“Sandoz is excited to be the first company to offer this new high-quality, affordable treatment option to transplant patients. Sandoz and our parent company Novartis have deep experience in the transplant field and we are deeply committed to providing more cost-saving treatment options for this community in the future.”

Novartis pioneered medicines to facilitate transplantation with the discovery over 25 years ago of cyclosporine (Sandimmune® / cyclosporine USP) and Neoral® (cyclosporine USP MODIFIED), for the prevention of organ rejection following kidney, liver or heart transplantation.

Today, Novartis has the broadest portfolio of immunosuppressants on the market, including Myfortic® (mycophenolic acid) delayed-release tablets, indicated for kidney transplants, and Simulect® (basiliximab), for the prevention of acute organ rejection. The addition of Sandoz tacrolimus will further increase the breadth of this portfolio.

According to IMS Health, Prograf had US sales of USD 929 million for the 12 months through April 2009. Sandoz will market tacrolimus in capsules of 0.5, 1 and 5 mg strengths.

About Sandoz

Sandoz, a Division of the Novartis group, is a global leader in the field of generic pharmaceuticals, offering a wide array of high-quality, affordable products that are no longer protected by patents. Sandoz has a portfolio of about 1000 compounds and sells its products in more than 130 countries. Key product groups include antibiotics, treatments for central nervous system disorders, gastrointestinal medicines, cardiovascular treatments and hormone therapies. Sandoz develops, produces and markets these medicines along with pharmaceutical and biotechnological active substances and anti-infectives.  In addition to strong organic growth in recent years, Sandoz has made a series of acquisitions including Lek (Slovenia), Sabex (Canada), Hexal (Germany) and Eon Labs (US). In 2008, Sandoz employed around 23,000 people worldwide and posted sales of USD 7.6 billion.

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Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “commitment”, “strategy”, “committed”, or similar expressions, or by express or implied discussions regarding potential additional marketing approvals or potential sales of tacrolimus capsules. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of the company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that tacrolimus capsules will be approved for sale in any additional markets.  Nor can there be any guarantee that tacrolimus capsules will achieve any particular levels of revenue in the future. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; the particular prescribing preferences of transplantation physicians and patients; competition in general; government, industry and general public pricing pressures; unexpected patent litigation outcomes; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Sandoz is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For further information

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 eric.althoff@novartis.com	Anna Manno Sandoz US Communications +1 609 6275240 anna.manno@sandoz.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International: Ruth Metzler-Arnold Pierre-Michel Bringer John Gilardi Thomas Hungerbuehler Isabella Zinck Central phone no: +41 61 324 7944 E-mail: investor.relations@novartis.com	North America: Richard Jarvis +1 212 830 2433 Jill Pozarek +1 212 830 2445 Edwin Valeriano +1 212 830 2456 E-mail: investor.relations@novartis.com

Prograf® is a registered trademark of Astellas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 11, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting